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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)(*)

                       National Presto Industries, Inc.
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                               (NAME OF ISSUER)

                        Common Stock, $1.00 par value
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                        (TITLE OF CLASS OF SECURITIES)

                                  637215104
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                                (CUSIP NUMBER)

David L. Diamond, 28 State Street, 18th Floor, Boston, MA 02109 (617) 747-5806
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               February 11, 2000
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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.


---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 637215104                      13D

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

           High Rock Capital LLC
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(see instructions)
             WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

           DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    233,300 (See Item 5)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     49,900 (See Item 5)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   283,200
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          283,200
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
           3.86
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 (14)     Type of Reporting Person*
            IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 637215104                      13D

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

           High Rock Asset Management LLC
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(see instructions)
             WC,OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

           DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    0
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   0
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          0
          ---------------------------------------------------------------------

 (12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          0
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            IA
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 637215104                      13D

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (Entities Only)

          Diamond Partners LLC
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [X]
                                                                    (b)   [ ]


  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS(see instructions)
             WC,OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

           DELAWARE
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    400
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   400
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power

                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          400
          ---------------------------------------------------------------------

 (12) Check Box if Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
           .01
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
            OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") should be read in conjunction with the Schedule 13D (the "Schedule 13D") dated September 10, 1999 relating to the shares of the common stock, $1.00 par value (the "Common Stock"), of National Presto Industries, Inc. (the "Company"). The Company's principal executive offices are located at 3925 North Hastings Way, Eau Claire, WI 54703-3703.


Item 2.     Identity and Background.

         (a) This Amendment No. 1 is being filed by High Rock Capital LLC ("HRC"), a Delaware limited liability company, High Rock Asset Management LLC ("HRAM"), a Delaware limited liability company and Diamond Partners LLC ("DP") a Delaware limited liability company. The foregoing persons are hereinafter sometimes referred to as the "Reporting Persons."

         (b) The address of the principal business and principal office of HRC, HRAM and DP is 28 State Street, 18th Floor, Boston, MA 02109.

         (c) The principal business of HRC is that of an investment adviser registered under the Investment Advisers Act of 1940, as amended. HRC is an investment manager providing discretionary managed account services for employee benefit plans, endowments, foundations and others. The principal business of HRAM is that of an investment adviser registered under the Investment Advisers Act of 1940, as amended. HRAM is an investment manager providing discretionary managed account services for private investors, endowments, foundations and others. HRAM is also the parent company and sole member of HRC. The principal business of Diamond Partners LLC is that of a limited liability company investing in various securities. HRAM is the investment manager to DP.

            David L. Diamond is the President of HRC. Mr. Diamond also serves as President and Sole Member of HRAM. The business address for Mr. Diamond is 28 State Street, 18th Floor, Boston, MA 02109.

         (d) During the last five years, none of the persons referred to in this
Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons referred to in this
Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) HRC, HRAM and DP are limited liability companies organized under the laws of Delaware. Mr. Diamond is a United States Citizen.



Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock held by HRC, HRAM and DP is $10,933,463, $0 and $14,926 respectively. The shares of Common Stock held by HRC were purchased with working capital. The shares of Common Stock held by HRAM and DP were purchased on margin. HRAM's and DP's margin transactions are with Morgan Stanley Dean Witter on such firm's usual terms and conditions.



Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although



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the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, each Reporting Person will pursue discussions with management to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. None of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.



Item 5.     Interest in Securities of the Issuer.

       A. High Rock Capital LLC
              (a) Aggregate number of shares beneficially owned: 283,200
                         Percentage: 3.86%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 7,344,846 shares of Common Stock issued and outstanding as of October 3, 1999, as reflected in the Company's Form 10Q for the period ending October 3, 1999.
              (b) 1. Sole power to vote or direct vote: 233,300
                  2. Shared power to vote or direct vote: 49,900
                     (i) High Rock Capital LLC does not have the authority to
                         vote 49,900 shares
                  3. Sole power to dispose or direct the disposition: 283,200
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) The investment advisory clients of High Rock Capital LLC have the sole right to receive and, subject to the notice, withdrawal and /or termination provisions of such advisory contracts the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Common Stock owned by such Reporting Persons. Except as noted, no such client has an interest by virtue of such relationship that relates to more than 5% of the Common Stock.
                   (e) Not Applicable.

       B. High Rock Asset Management LLC
              (a) Aggregate number of shares beneficially owned: -0-
                         Percentage: 0.00%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
              (d) The investment advisory clients of High Rock Asset Management LLC have the sole right to receive and, subject to the notice, withdrawal and /or termination provisions of such advisory contracts, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Common Stock owned by such Reporting Persons. Except as noted, no such client has an interest by virtue of such relationship that relates to more than 5% of the Common Stock.
              (e)  Not Applicable.


         B. Diamond Partners LLC
              (a) Aggregate number of shares beneficially owned: 400
                         Percentage: 0.01%
              (b) 1. Sole power to vote or direct vote: 400
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: 400
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule C and are incorporated by reference.



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              (d) High Rock Asset Management LLC, the investment manager to DP, has the power to direct the affairs of DP, including decisions regarding the disposition of the proceeds from the sale of Common Stock. Mr. Diamond is the Sole Member and President of High Rock Asset Management LLC and in that capacity directs its operations.
                  (e)  Not Applicable.



 .

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.





                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 1 is true, complete and correct.


DATED:  March 6, 1999               s David L. Diamond
                                    David L. Diamond, individually, and as
                                    President/Sole Member of High Rock
                                    Asset Management LLC, the Investment Manager to Diamond Partners LLC and as President of High Rock Capital LLC




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                                   SCHEDULE A

                             HIGH ROCK CAPITAL LLC



      Date of              Number of Shares             Price per Share
    Transaction            Purchased/(Sold)       (incl. Commissions, if any)

     12/14/99                    2,400                       34.23
     12/28/99                      500                       34.34
      1/13/00                      800                       35.12
       2/7/00                    6,600                       34.43
       2/8/00                    2,000                       34.55
      2/10/00                    1,900                       34.55
      2/11/00                  (14,000)                      33.97




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                                   SCHEDULE B

                         HIGH ROCK ASSET MANAGEMENT LLC



      Date of              Number of Shares             Price per Share
    Transaction            Purchased/(Sold)       (incl. Commissions, if any)

     12/17/99                     (800)                      34.47
     12/21/99                   (1,400)                      34.20




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                                   SCHEDULE C

                              DIAMOND PARTNERS LLC



      Date of               Number of Shares             Price per Share
    Transaction             Purchased/(Sold)       (incl. Commissions, if any)

      12/17/99                   (2,700)                      34.47
      12/21/99                   (2,000)                      34.20